SECURITIES AND EXCHANGE COMMISSION
                             Washington. D.C. 20549

                                  SCHEDULE 13D
                                 (Rule l3d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 3)(1)

                              Qualstar Corporation
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                    74758R109
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                                 (CUSIP Number)

                             BKF Capital Group, Inc.
                                Steven N. Bronson
                      225 N.E. Mizner Boulevard, Suite 400
                            Boca Raton, Florida 33432
                                 (561) 362-4199

                                 with a copy to:

                            James A. Prestiano, Esq.
                           631 Commack Road, Suite 2A
                             Commack, New York 11725
                                 (631) 499-6000

                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 28, 2012
                 ----------------------------------------------
             (Date of Event which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-l(e), 13d-1(f) or 13d-1(g), check the following box [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                        (Continued on following pages)

--------
    (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 74758R109
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1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         BKF Capital Group, Inc.                     Tax Id. No. 36-0767530
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                     (b) [ ]

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3.       SEC USE ONLY


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4.       SOURCE OF FUNDS


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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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NUMBER OF              7.      SOLE VOTING POWER
SHARES                         1,855,591
BENEFICIALLY            ------------------------------------------------------
OWNED BY               8.      SHARED VOTING POWER
EACH                           0
REPORTING               ------------------------------------------------------
PERSON                 9.      SOLE DISPOSITIVE POWER
WITH                           1,855,591
                        ------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
                               0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,855,591
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 [ ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1l)

         15.1%
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14.      TYPE OF REPORTING PERSON

         CO
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                       SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 74758R109
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1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Steven N. Bronson
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                     (b) [ ]

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3.       SEC USE ONLY


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4.       SOURCE OF FUNDS


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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
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NUMBER OF              7.      SOLE VOTING POWER
SHARES                         57,700
BENEFICIALLY            ------------------------------------------------------
OWNED BY               8.      SHARED VOTING POWER
EACH                           1,913,291
REPORTING               ------------------------------------------------------
PERSON                 9.      SOLE DISPOSITIVE POWER
WITH                           57,700
                        ------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
                               1,913,291
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,913,291
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 [ ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1l)

         15.6%
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14.      TYPE OF REPORTING PERSON

         IN
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                       SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 74758R109                SCHEDULE 13D

Item 1. Security and Issuer.

     Except as expressly restated and amended below, the Schedule 13D as filed on behalf of BKF Capital Group, Inc. and Steven N. Bronson with respect to the shares of common stock, no par value per share (the "Common Stock") of Qualstar Corporation, a California corporation, with its principal offices located at 3990-B Heritage Oak Court Simi Valley, CA 93063 (the "Issuer") remains in full force and effect. The Issuer recently reported that as of February 10, 2012, the Issuer had 12,253,117 shares of Common Stock outstanding.

Item 2. Identity and Background.

     (a) This Schedule 13D Amendment No. 3 is filed on behalf of BKF Capital Group, Inc. ("BKF Capital") and Steven N. Bronson.

     (b) BKF Capital and Mr. Bronson's business address is 225 N.E. Mizner Boulevard, Suite 400, Boca Raton, Florida 33432.

     (c) BKF Capital is a publicly traded corporation and Mr. Bronson is the Chairman and President of BKF Capital. Mr. Bronson is the sole owner of BA Value Investors, LLC, a Florida limited liability company. Mr. Bronson is also President of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Act. Catalyst's offices are located at 225 N.E. Mizner Boulevard, Suite 400, Boca Raton, Florida 33432.

     (d) During the last five years neither BKF Capital nor Mr. Bronson have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither BKF Capital nor Mr. Bronson have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

     (f) BKF Capital is organized under the laws of the State of Delaware and Mr. Bronson is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

    Not applicable.

Item 4. Purpose of Transaction.

    On February 15, 2012, BKF Capital sent a letter (the "Feb. 15th Letter") to the Board of Directors (the "Board") of Qualstar Corporation ("Qualstar"). In the Feb. 15th Letter, BKF Capital advised the Board that Qualstar's business was underperforming and its shares of common stock were trading below net tangible book value. Moreover, BKF Capital requested the Board to take action to maximize shareholder value. Specifically, BKF Capital asked the Board to consider the following courses of action: (1) to divest Qualstar's unprofitable Tape Libraries business; (2) to distribute Qualstar's excess cash from the sale of marketable securities held by Qualstar to its shareholders; and (3) to focus Qualstar's resources on the generally profitable Power Supply business. In a two sentence letter, dated February 24, 2012, the Board responded to the Feb. 15th Letter stating that it would consider the issues raised in the Feb. 15th Letter, but the Board failed to address any of the matters asserted in the Feb. 15th Letter.

     Based on the Board's inaction, BKF Capital has determined to withhold its votes for Qualstar's proposed slate of directors at Qualstar's 2012 Annual Meeting scheduled for March 21, 2012. On February 28, 2012, BKF Capital issued a press release containing an open letter to the Shareholders of Qualstar informing them of BKF Capital's intention to withhold its votes and to urge all of Qualstar's shareholders to also withhold their votes for directors proposed by Qualstar at Qualstar's 2012 Annual Meeting scheduled for March 21, 2012. Attached hereto as an exhibit to this Schedule 13D is a copy of BKF Capital's open letter to the Shareholders of Qualstar.

      BKF Capital acquired and holds the shares of Common Stock for investment purposes. BKF Capital may: (i) increase or decrease its beneficial ownership of Common Stock or other securities of the Issuer, (ii) sell all or part of its shares of Common Stock in open market or privately negotiated sales or otherwise, or (iii) make further purchases of shares of Common Stock or other securities of the Issuer through open market or privately negotiated transactions or otherwise. BKF Capital has not reached any decision with respect to any such possible actions. If BKF Capital does reach a decision to undertake any of the above described possible actions, it will, among other things, timely file an appropriate amendment to this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a)(b) BKF Capital owns an aggregate of 1,855,591 shares of the Issuer's Common Stock, representing approximately 15.1% of the total shares of Common Stock deemed outstanding. Steven N. Bronson as the Chairman and President of BKF Capital may be deemed to be the beneficial owner of the shares of Common Stock held by BKF Capital. Mr. Bronson, as the sole owner of BA Value Investors, LLC, beneficially owns an additional 57,700 shares of Common Stock, as to which he possesses voting and disposition power. Accordingly, Mr. Bronson may be deemed to beneficially own an aggregate of 1,913,291 shares of the Issuer's Common Stock, representing approximately 15.6% of the total shares of Common Stock deemed outstanding.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None

Item 7. Material to be Filed as Exhibits.

         None


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 28, 2012

                             BKF Capital Group, Inc.

                            By: /s/ Steven N. Bronson
                                ----------------------------
                                Steven N. Bronson, President


                                Steven N. Bronson

                                /s/ Steven N. Bronson
                                ----------------------------
                                Steven N. Bronson


Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).

                                                                         EXHIBIT

                               BKF Capital Group, Inc.
                       225 N.E. Mizner Boulevard, Suite 400
                             Boca Raton, Florida  33432

February 28, 2012

Dear Fellow Qualstar Corporation Shareholders:

With its ownership of over 15% of the outstanding stock of Qualstar Corporation ("Qualstar" or the "Company"), BKF Capital Group, Inc. is the Company's second largest shareholder. We intend to withhold our votes for the Company's directors at the upcoming Annual Meeting of the Company's shareholders on March 21, 2012, and we strongly urge you to do the same.

The Company's shareholders are being asked at the Annual Meeting to elect the full board, consisting of William J. Gervais, Stanley W. Corker, Lawrence D. Firestone, Carl W. Gromada, Robert A. Meyer and Robert E. Rich. With the exception of Mr. Firestone, who was appointed to the Board last May, each of the directors has been on the Board for at least the last six years. During that period of time, and since 2003, the Company has not once been profitable.

Other than Mr. Gervais, none of the directors have a meaningful stake in Qualstar. According to the Company's proxy statement for the Annual Meeting, excluding Mr. Gervais, the directors collectively own only 1.3% of the Company's outstanding stock (not taking account of stock options). Meanwhile, Mr. Gromada sold 40,700 shares last year at prices ranging from $1.75 to $1.80 per share. This price range represented a discount to Qualstar's cash and marketable securities per share at the time of sale. To us, this is indicative of a Board that, with the exception of Mr. Gervais, is financially disengaged from the Company and lacks confidence in its prospects.

BKF believes that shareholders must send a firm message to the directors that, in their view, the Board is not discharging its fiduciary responsibilities and is not working towards maximizing shareholder value.

o Qualstar's share price is depressed by many fundamental and relative performance measures.

o There does not seem to be a sense of urgency by the Board to setting Qualstar on a course to profitability.

o Over the past decade, the Board has made no attempt to redeploy Qualstar's assets in order to maximize value.

o There does not appear to be any strategic direction on the part of the Board to respond to the changing financial and business realities affecting Qualstar's business.

The Company's legacy Tape Libraries segment is a case in point. On the Company's earnings conference call of February 14, 2012, Mr. Gervais stated that the market for the Tape Libraries products had decreased from a peak, presumably in the early 2000s, of approximately $1.5 billion annually to its present level of approximately $600 million. There were 35 industry competitors at the peak versus 8 today, which seemingly indicates that other players have made the economically rational decision to get out of this business. Qualstar's Board, in contrast, has simply sat by with this money-losing business, offering no indication whether the segment will ever result in positive earnings, in the near-term or long-term, and just "throws good money after bad."

On February 15, 2012 we sent a letter to the Qualstar Board, which we attached as an exhibit to our Schedule 13D filing on February 21, 2012. In the letter, we suggested three steps that the Board can and should take to maximize shareholder value.

1.       Divest the unprofitable Tape Libraries business.
2. Distribute excess cash from the sale of marketable securities to the shareholders.
3. Focus Qualstar's resources on the generally profitable Power Supply business.

We also asked the Board to present a strategic turnaround plan to Qualstar's shareholders. While developing and implementing a plan to refocus operations may take some time, the Company should immediately be returning to shareholders a majority of Qualstar's excess cash from the sale of its marketable securities. Thus far, the Board has responded to our letter with only a terse acknowledgement of its receipt, saying it will "carefully consider" our suggestions.

We are not seeking at this time to oust the Board or change control of the Company; however, we do wish to send a strong message to the Board that shareholders are no longer satisfied with the status quo. We insist on a profitable, dynamic company that is run to generate earnings for the benefit of the shareholders.

By withholding votes for the directors at the Annual Meeting, shareholders will be voicing their dissatisfaction with the current operations of Qualstar and will be making an unmistakable call for change.

We strongly urge all shareholders to vote "Withhold" in the election of directors at the 2012 Annual Meeting of Qualstar Shareholders to be held on March 21, 2012.

Sincerely,

/s/ Greg Heller

Greg Heller
Senior Vice President